

January 28, 2014

Via E-mail
Darren Parmenter
Senior Vice President – Finance
Hilltop Holdings, Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

> **Re: Hilltop Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 15, 2013**
> **Response Filed January 14, 2014**
> **File No. 001-31987**

Dear Mr. Parmenter:

We have reviewed your response to our December 13, 2013 letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

1. Please refer to your response to comment 2 of our December 13, 2013 letter and address the following:

- We note that it appears the cost of preferred equity in your weighted cost of capital calculation is lower than the cost of your traded debt. Please explain to us how you made that determination, including a discussion of the characteristics of each of these instruments and how those characteristics affected your determination.

- Noting that your cost of common equity and the cost of debt appear to be very close, please provide us market support for your cost of common equity and cost of debt.

- Regarding the risk premium associated with your insurance entity if evaluated on a stand-alone basis, please provide us market evidence for the spread between your current business and comparable business for other pure-play insurance companies with the same ratings as yours.

       You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant